# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: DarioHealth Corp., CIK 0001533998
CUSIP: 23725P209
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 322 W 57TH ST. #33B, NEW YORK, New York (NY), 10019
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002042569

## Reporting persons
- Solid Financial LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 1,773,629; shared voting power 0; sole dispositive power 1,773,629; shared dispositive power 0; aggregate amount beneficially owned 1,773,629 (4.6% of the class)

## Item 1. Issuer
Name of issuer: DarioHealth Corp.
Address of issuer's principal executive offices: 322 W 57TH ST. #33B, NEW YORK, NEW YORK, 10019

## Item 2. Person Filing
Name of person filing: Solid Financial LLC
Address of principal business office or, if none, residence: 2711 Ashland St, Raleigh, NC 27608
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,773,629 shares
Percent of class: 4.6% (based on 38,185,640 shares of common stock outstanding as of December 9, 2024, as reported in the Issuer's Form 8-K filed December 18, 2024)
Sole power to vote or to direct the vote: 1,773,629
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,773,629
Shared power to dispose or to direct the disposition: 0

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The securities reported in this Schedule 13G/A are held in discretionary accounts managed by Solid Financial LLC, where the firm has the power to vote and dispose of such securities on behalf of its clients.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Solid Financial LLC: Matthew Elliot Unger, Chief Compliance Officer/Financial Advisor (02/12/2025)
Comment: This amendment is being filed to correct an inadvertent error in the rule designation. The prior filing incorrectly selected Rule 13d-1(b) instead of Rule 13d-1(c).